Prospectus Supplement No. 4 to Prospectus dated November 24, 2021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-261157

Li-Cycle Holdings Corp.

11,021,923 Common Shares

This Prospectus Supplement No. 4 supplements the Prospectus dated November 24, 2021 (the “Prospectus”) of Li-Cycle Holdings Corp., an Ontario corporation (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-261157). This Prospectus Supplement No. 4 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 11, 2022. This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section titled “Risk Factors” beginning on page 16 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 11, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Redemption Fair Market Value

On January 11, 2022, Li-Cycle Holdings Corp. (the “Company”) issued a press release announcing the “Redemption Fair Market Value” in connection with the Company’s previously announced redemption (the “Redemption”) of all of its outstanding warrants (the “Warrants”) to purchase common shares of the Company (the “Common Shares”) that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 by and between the Company and CST (together, the “Warrant Agreement”). A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the Redemption, CST previously delivered a redemption notice (the “Redemption Notice”) to holders of Warrants on the Company’s behalf, and the Company committed to inform holders of Warrants of the calculation of the Redemption Fair Market Value (as defined in the Warrant Agreement). The Redemption Notice was previously filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K filed on December 27, 2021.

Further to the above, CST, in its capacity as warrant agent, has delivered a notice to each of the registered holders of the outstanding Warrants on behalf of the Company informing holders:

1.	that the Redemption Fair Market Value is $9.45; and

2.	as a result, holders who exercise their Warrants on a “cashless basis” will be entitled to receive 0.253 Common Shares per Warrant.

A copy of the Notice of Redemption Fair Market Value delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption Fair Market Value attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated January 11, 2022.

99.2	Notice of Redemption Fair Market Value dated January 11, 2022.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: January 11, 2022

Exhibit 99.1

Li-Cycle Announces “Redemption Fair Market Value” in Connection with Redemption of its Outstanding Warrants

Holders who elect to surrender their Warrants on a “Make-Whole Exercise” prior to the Redemption Date of January 26, 2022 will receive 0.253 Common Shares per Warrant

TORONTO, Ontario (January 11, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and recycling in North America, today announced the “Redemption Fair Market Value” in connection with its previously announced redemption of its outstanding warrants (the “Warrants”) to purchase common shares of the Company (the “Common Shares”) that remain outstanding at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”). Based on the Redemption Fair Market Value, Warrant holders who surrender their Warrants on a “Make-Whole Exercise” prior to the Redemption Date will receive 0.253 Common Shares per Warrant.

On December 27, 2021, the Company announced that it will redeem all of the outstanding Warrants on the Redemption Date, for a redemption price of $0.10 per Warrant. At the direction of the Company, the Company’s warrant agent, Continental Stock Transfer & Trust Company (“CST”), has delivered a notice of redemption (the “Redemption Notice”) to each of the registered holders of the outstanding Warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Common Share, or (2) surrendered by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Common Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the “redemption fair market value” (being the volume-weighted average price of the Common Shares for the ten trading days immediately following the date of the Redemption Notice) (the “Redemption Fair Market Value”). Today, CST delivered a notice (the “Redemption Fair Market Value Notice”) to the registered holders of the outstanding Warrants informing them that: (i) the Redemption Fair Market Value is $9.45 per share, and (ii) as a result, holders who surrender their Warrants on a “cashless basis” will receive 0.253 Common Shares per Warrant.

Any Warrants that have not been exercised for cash or surrendered pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date (being January 26, 2022) will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

For additional information, including information on how holders may exercise their Warrants, please refer to the Redemption Notice. For copies of the Redemption Notice and the Redemption Fair Market Value Notice and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website, at https://investors.li-cycle.com.

The Common Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259895). The SEC maintains an Internet website that contains a copy of this prospectus, at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://investors.li-cycle.com.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Common Shares, or any other securities, nor will there be any sale of the Warrants, the Common Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “expect”, “plan”, “potential”, “future”, “continuing” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the future financial performance of Li-Cycle. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the U.S. Securities and Exchange Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

Exhibit 99.2

January 11, 2022

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF LI-CYCLE HOLDINGS CORP. PUBLIC WARRANTS (CUSIP 50202P113) AND PRIVATE WARRANTS

Reference is made to that certain Notice of Redemption (as defined below) under which Li-Cycle Holdings Corp. (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.

Background

On December 27, 2021, the Company issued a notice of redemption (the “Notice of Redemption”) indicating that the Company is redeeming, at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase Common Shares of the Company (the “Common Shares”) that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 (together, the “Warrant Agreement”), by and between the Company and the Warrant Agent for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Common Shares that were issued under the Warrant Agreement in a private placement (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.2 of the Warrant Agreement based on the volume weighted average price of the Common Shares for the 10 trading days immediately following the date on which notice of redemption is sent to registered holders of the Warrants.

Based on the date of the Company’s Notice of Redemption, the Redemption Fair Market Value is $9.45.

Exercise of Warrants

At any time prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Common Share; or (ii) surrendered by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Common Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the Redemption Fair Market Value.

In particular, should a holder elect to surrender their Warrants pursuant to a Make-Whole Exercise, such holder would receive a number of Common Shares determined by reference to the table set forth in Section 6.2 of the Warrant Agreement.

Based on the Redemption Fair Market Value and number of months to the expiration of the Warrants, the number of Common Shares to be issued for each Warrant that is surrendered pursuant to a Make-Whole Exercise is 0.253 Common Shares.

Redemption of Warrants

Any Warrants that have not been exercised for cash or surrendered pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant. For additional information, including information on how holders may exercise or surrender their Warrants, see the Notice of Redemption. For a copy of the Notice of Redemption and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website at https://investors.li-cycle.com. In addition, a copy of the Notice of Redemption was attached as Exhibit 99.2 to the Current Report on Form 6-K filed by the Company on December 27, 2021, and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. Neither the Company nor CST shall be responsible for the selection or use of any such CUSIP number, nor is any representation made as to its correctness on the Public Warrants or as indicated herein.

Questions Regarding Redemption

Questions regarding the redemption of the Warrants or the procedures therefor should be directed to the warrant agent, Continental Stock Transfer & Trust Company, LLC, at Continental Stock Transfer & Trust Company, LLC, One State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department.

Sincerely,

Li-Cycle Holdings Corp.

/s/ Carl DeLuca

Carl DeLuca
General Counsel & Corporate Secretary